Exhibit 99.78

Volaris announces the appointment of Chief Legal Officer

Mexico City, Mexico, June 4, 2021 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline serving Mexico, the United States of America and Central America, announces the appointment of José Alejandro de Iturbide Gutiérrez as Chief Legal Officer of Volaris, effective as of June 16, 2021, reporting directly to Mr. Enrique Javier Beltranena Mejicano, President and Chief Executive Officer of Volaris.

Alejandro de Iturbide has extensive experience in the legal field, having previously served as General Counsel, Managing Director and Secretary of the Board of Directors of Grupo Financiero Citibanamex, having also held the positions in Mexico of General Counsel at General Electric and Barclays Capital, among others.

"Volaris adds Alejandro de Iturbide to its management team, as our new Chief Legal Officer, with his appointment the Company reiterates its duty to regulatory and corporate compliance, contributing to our commitment to create value for our shareholders," said Enrique Beltranena.

The information included in this report has not been audited and it does not provide information on the Company´s future performance. Volaris´ future performance depends on many factors and it cannot be interred that any period´s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 181 and its fleet from four to 88 aircraft. Volaris offers more than 425 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100